KB HOME
10990 Wilshire Boulevard
Los Angeles, California 90024
March 8, 2011
John Cash
Accounting Branch Chief
Division of Corporation Finance
United States Securities and Exchange Commission
100 F Street, NE
Washington, D.C. 20549-7010

Re:	KB Home Form 10-K for the fiscal year ended November 30, 2010 Filed January 31, 2011 File #1-9195
Dear Mr. Cash:
This letter responds to the comments of the staff (“Staff”) of the Division of Corporation Finance of the Securities and Exchange Commission (the “Commission”) contained in your letter dated February 22, 2011 regarding the Form 10-K for the fiscal year ended November 30, 2010 that we filed with the Commission on January 31, 2011 (the “Form 10-K”).
Below we have reprinted these comments in bold, followed by our responses.
Form 10-K for the fiscal year ended November 30, 2010
South Edge, LLC Litigation, page 25
1.	With a view towards future disclosure, please tell us what consideration you have given to quantifying an estimate of the “potentially significant amount for accrued and unpaid interest and attorneys’ fees in respect of the Loans” and describing the grounds for the “offsets or defenses” that you believe could be available to you.
Response:
Estimate of Accrued and Unpaid Interest and Attorneys’ Fees. With the court’s1 February 3, 2011 entry of an order for relief on the Chapter 11 involuntary bankruptcy petition filed against South Edge, LLC (“South Edge”), we are updating our analysis of our potential exposure for accrued and unpaid interest and attorneys’ fees due under the limited several repayment guaranty (the “Springing Guaranty”) we provided to the lenders in connection with the loans made to South Edge (the “Loans”).
The Springing Guaranty is a partial guarantee of the Loans according to which the amount of principal and interest owed is based on a formula. The Loans bear variable rates of base and default interest. In filings made as part of the involuntary bankruptcy petition, the lenders claimed a total amount of accrued and unpaid interest owed by South Edge. The lenders have not made a demand on us under the Springing Guaranty. Based in part on the lenders’ claims in the involuntary bankruptcy petition, as of February 28, 2011, we estimate that the amount the lenders may seek from us for accrued and unpaid interest and attorneys’ fees in respect of the Loans could be between $25 million and $35 million. This estimate is based on the information known to us as

[1]	JPMorgan Chase Bank, N.A. v. South Edge, LLC (Case No. 10-32968-bam), U.S. Bankr. Ct., D. Nevada.

of the date of this letter, and it may change if new information subsequently comes to our attention, including, but not limited to, a demand by the lenders under the Springing Guaranty.
Potential Offsets or Defenses to the Springing Guaranty. We believe we have several grounds to defend against a demand made under the Springing Guaranty. South Edge has appealed the court’s decision; if that appeal is successful, the order for relief would be vacated, which, we believe, would provide a defense against enforcement of the Springing Guaranty. We also believe that the lenders used the involuntary bankruptcy petition against South Edge primarily as a way to trigger the Springing Guaranty’s obligations, and that this provides a defense to its enforcement. In addition, we believe that there are or could be grounds to reduce or offset amounts potentially due under the Springing Guaranty based on, among other things, the lenders’ use of infrastructure development funds that have been pledged to them, or future sales of land by or on behalf of South Edge, including a potential sale or sales of land by the trustee in the bankruptcy case, either as part of a plan of reorganization for South Edge or otherwise. While we believe we have reasonable grounds to assert them, if necessary, we can make no assurances that our potential offsets or defenses will successfully prevent or meaningfully reduce the impact of an attempt by the lenders to enforce the Springing Guaranty.
We will provide disclosure that addresses these matters in our Quarterly Report on Form 10-Q for the quarter ended February 28, 2011 and in future filings (as relevant).
2.	We note your general cautionary language in the final paragraph of this subsection (“While there are defenses to the above legal proceedings . . .”). We further note your specific disclosures about your potential responsibility under the springing repayment guaranty. In view of the specific disclosures, the general cautionary language appears to be inappropriate as it dilutes the impact of your specific disclosures. In future filings, if you retain general cautionary language of this type, please harmonize it with any specific disclosure that you make about the springing repayment guaranty, South Edge, or related matters.
Response:
Our future filings will reflect this comment.
Liquidity and Capital Resources, page 44
3.	With a view towards future disclosure, please tell us what consideration you have given to discussing and analyzing the South Edge bankruptcy proceeding and your related potential payment obligation under the South Edge springing repayment guaranty as known demands, commitments, events, or uncertainties that are reasonably likely to result in your liquidity increasing or decreasing in a material way. In this regard, we note your disclosure under Item 2.04 of the Form 8-K filed on February 4, 2011. Please refer to Item 303(a) of Regulation S-K.
Response:
In consideration of the February 3, 2011 court decision, and based on the information known to us as of the date of this letter, we expect we will include disclosure in our Quarterly Report on Form 10-Q for the quarter ended February 28, 2011 and in future filings (as relevant) substantially as follows:
We anticipate that if a demand is made under the Springing Guaranty, there would be a material impact on our liquidity if we are required to satisfy our maximum potential obligation under it. As of February 28, 2011, we believe our maximum potential obligation under the Springing Guaranty is approximately $180 million in aggregate principal amount, plus $25 million to $35 million that we estimate the lenders may claim to be owed in accrued and unpaid interest and attorneys’ fees. If we are required to satisfy such an obligation, we would likely use cash and cash equivalents, which would reduce our liquidity. Based on our capital position at February 28, 2011, which included approximately $736 million of cash and cash equivalents, we believe that even if we are required to use cash and cash equivalents to satisfy our maximum potential obligation under the Springing Guaranty, we will have adequate liquidity to meet our current and reasonably anticipated future needs for funds to carry out our business in the ordinary course. We also believe that we will have sufficient access to external financing to obtain further liquidity, if deemed necessary. Any payments made to satisfy our potential Springing Guaranty obligations will reduce the debt encumbering the property owned by South Edge.
We are presently carrying out the closing process for our fiscal quarter ended February 28, 2011. The above estimate of our potential obligation for accrued and unpaid interest and attorneys’ fees under the Springing Guaranty is based on the information known to us as of the date of this letter, and this estimate may change if new information subsequently comes to our attention, including, but not limited to, a demand by the lenders under the Springing Guaranty.
MD&A — Critical Accounting Policies, page 50
Inventory Impairments and Land Option Contract Abandonments, page 51
4.	We remind you that in your letter dated March 20, 2009 related to our review of your Form 10-K for the fiscal year ended November 30, 2008 you agreed to revise future filings to also disclose the number of communities you evaluated for impairment during each period. Please provide these disclosures in all future filings.
Response:
In the Form 10-K, we disclosed that we evaluated all owned inventory for impairment on a quarterly basis as follows: “... each land parcel or community in our owned inventory is assessed to determine if indicators of potential impairment exist.” We understood this to satisfy the request in the prior comment letter, as it informs investors of the proportion of our owned inventory that we evaluated (100%). In future filings, should we ever evaluate less than all owned inventory, we will disclose the number of land parcels and communities evaluated.
Note 14. Commitments and Contingencies, page 80
5.	In regard to certain warranties, we note your disclosure that you are continuing to review whether there are any additional homes delivered in Florida or other locations that contain or may contain defective drywall materials manufactured in China and that, depending on the outcome of this review and your actual claims experience, you may incur additional warranty-related costs and increases in your warranty liability in future periods. With a view to enhanced future disclosures, please provide us a more specific and comprehensive explanation of your review process, including the current status and the anticipated timeframe for completion.
Response:
In future filings (as relevant), we will provide disclosure substantially as follows:
The drywall used in the construction of our homes is purchased and installed by subcontractors. Our subcontractors obtained drywall material from multiple domestic and foreign sources through late 2008. In many cases, the origin of the drywall material obtained by our subcontractors before December 2008 cannot be determined. As a result, we are unable to readily identify the total number of homes that may contain allegedly defective drywall material manufactured in China. We have identified homes that contain or may contain such drywall material primarily by responding to homeowner-initiated warranty claims or customer service questions regarding such material or regarding conditions or items in a home that may be affected by such material.

Additionally, in certain communities in Florida where there has been a high number of affected homes identified through the warranty/customer service process, we have proactively undertaken community-wide reviews and identified more homes. We expect to complete all such identified community-wide reviews by the end of May 2011. Our customer service personnel or, in some instances, third-party consultants handle these matters. While we continue to respond to individual warranty/customer service requests as they are made, the number of additional affected homes identified each quarter has fallen significantly since the third quarter of 2009 to a nominal amount. As a result, and based on our experience to date of the nature of the problems caused by the allegedly defective drywall material and the steps we have taken since late 2008 to direct our subcontractors to obtain only domestically sourced drywall material, we anticipate that after completion of the review process we will have identified substantially all potentially affected homes. Depending on the number of additional affected homes identified and the actual costs we incur to complete the review process and repair identified homes in future periods, including costs to provide affected homeowners with temporary housing, we may increase or decrease the estimates of our warranty liability with respect to this issue.
6.	Based on your specific warranty disclosures related to homes that contain defective drywall materials manufactured in China, please tell us, and disclose in future filings, the number of claims you resolved during FY 2010 and FY 2009 for the payments you made of $25.5 million and $1.3 million. Also, based on your disclosures, please help us better understand and clarify in future filings why, in light of the FY 2010 payments, the number of unresolved claims increased and the remaining liability decreased from November 30, 2009 to November 30, 2010 and why it appears that no additional amounts were accrued during FY 2010. Please provide us a separate roll-forward related to these claims.
Response:
In the third and fourth quarters of our 2009 fiscal year, we identified 229 homes as containing or possibly containing allegedly defective drywall material manufactured in China, and estimated the costs to repair these homes to be approximately $15.7 million. We paid $1.3 million in our 2009 fiscal year to repair identified homes, but because we were at an early stage in our review process and in making repairs on identified homes, no repairs were resolved by November 30, 2009. Therefore, our liability at November 30, 2009 of $14.4 million for repair costs related to all 229 identified homes.
For these purposes, we consider repairs for identified homes to be “resolved” when all repairs are complete and all repair costs are fully paid, and repairs for identified homes to be “unresolved” if repairs are not complete and/or there are repair costs remaining to be paid.
During our 2010 fiscal year, we identified an additional 208 affected homes. Based on the methodology we used in 2009 to estimate repair costs, we estimated the costs to repair these additional affected homes to be approximately $14.3 million. In 2010, as we developed a history of actual costs incurred in making repairs to affected homes, which we have found typically take four to six months to complete once started, we increased our overall estimate of repair costs by $8.1 million. Despite the additional homes identified and the increase in our estimate of repair costs for affected homes, we did not increase our overall warranty liability in our 2010 fiscal year because we determined that the liability at the end of each quarter was sufficient with respect to our then-remaining estimated repair costs and our overall warranty obligations.
We paid $25.5 million in our 2010 fiscal year to repair identified homes. Of that total, $12.4 million related to 141 identified homes for which all repairs were resolved. The remaining $13.1 million paid in our 2010 fiscal year related to 296 identified homes for which repairs were unresolved at November 30, 2010. Therefore, our liability of $11.3 million for repair costs related to these 296 identified homes.
Due to the time required to repair identified homes and the timing of payments for the costs of such repairs, the liability for repair costs relating to identified homes was lower at November 30, 2010 than at November 30, 2009, even though the liability was related to a greater number of homes (i.e., 296 identified homes compared to 229 identified homes). The year-over-year decrease in the liability reflected that the repairs on the 296 identified homes at November 30, 2010 were at a much later stage of completion (with less costs remaining to be paid) than the repairs on the 229 identified homes at November 30, 2009. Furthermore, at November 30, 2010, repairs on 97 of the 296 identified homes represented in the $11.3 million liability had been completed, though there were costs remaining to be paid. In contrast, at November 30, 2009, repairs had not been completed on any of the 229 identified homes represented in the $14.4 million liability. This is further illustrated in the following roll-forward (dollars in thousands):

	Number	Amount
	of Homes	of Liability
Balance as of November 30, 2008	—	$—

Additions:
Homes identified in 2009	229	15,726
Payments:
Homes under repair	—	(1,319)

Balance as of November 30, 2009	229	14,407
Additions:
Homes identified in 2010	208	14,284
Revision to estimated repair costs	—	8,112
Payments:
Homes under repair or repaired, but with costs remaining to be paid (unresolved)	—	(13,085)
Homes completed and with all costs paid (resolved)	(141)	(12,370)

Balance as of November 30, 2010	296	$11,348

Note 15. Legal Matters, page 81
7.	We note your disclosures regarding the South Edge, LLC litigation. Given that you provided certain guaranties to the lenders, please help us understand what defenses you believe may be available to you to prevent or minimize the enforcement of the Springing Repayment Guaranty. Please tell us how much you accrued for this matter at November 30, 2010 and how you assessed the probability of a loss at that date. Please also fully explain to us why, at November 30, 2010, you were unable to reasonably estimate a meaningful range of potential outcomes. In addition, please tell us if and how you have reassessed this matter as a result of the court’s action you discussed in your Form 8-K filed on February 4, 2011. In this regard, please provide us an estimate of the accrued and unpaid interest and attorney’s fees you may be required to pay and tell us if and when you accrued any amounts related to these fees.

Response:
Please see our response to Question 1 regarding the potential offsets and defenses that we believe may be available to us to prevent or minimize an attempt by the lenders to enforce the Springing Guaranty as well as regarding our estimate of the accrued and unpaid interest and attorneys’ fees the lenders may seek from us under the Springing Guaranty.
We did not have an accrual on our balance sheet for our potential obligations under the Springing Guaranty (including as to accrued and unpaid interest and attorneys’ fees potentially due under the Springing Guaranty) at November 30, 2010 because a loss under the Springing Guaranty was not probable or estimable at that date. By its terms, the Springing Guaranty’s obligations do not come into effect unless and until there is a demand from the lenders under it, which demand must follow the occurrence of (a) an involuntary bankruptcy proceeding or an involuntary bankruptcy petition filed against South Edge that is not dismissed within 60 days or for which an order or decree approving or ordering any such proceeding or petition is entered; or (b) a voluntary bankruptcy commenced by South Edge. At November 30, 2010, no involuntary or voluntary bankruptcy proceeding or petition had been filed or was pending. The lenders filed the Chapter 11 involuntary bankruptcy petition against South Edge on December 9, 2010, and at the time we filed the Form 10-K, a trial on this petition was in process and the outcome was uncertain.
At November 30, 2010, we had a reserve with respect to South Edge as a whole that took into account our potential obligations under the Springing Guaranty as one of multiple factors impacting the overall carrying value of the project. To help explain this reserve, we believe it will be useful to provide some additional background on South Edge. South Edge is a joint venture that was formed with the intent to acquire certain real property located near Las Vegas, Nevada and to develop a residential community on the land. KB HOME Nevada Inc., our wholly-owned subsidiary, is a member of South Edge (with a 48.5% interest), together with unrelated homebuilders and a third-party property development firm. South Edge purchased the real property in 2004 using equity contributed by the members and proceeds from the Loans made by the lenders. The Loans are a direct obligation of South Edge and are secured by the underlying real property and other South Edge assets. In connection with the Loans, we and each of the parent companies of the other South Edge members, together with each of their respective subsidiaries that serve as members of South Edge, including our subsidiary KB HOME Nevada Inc., made certain guarantees to the lenders. For us, this included a completion guaranty, a limited guaranty and the Springing Guaranty. South Edge expected to repay the Loans through sales of land to the participating members but, as conditions in the local housing market deteriorated sharply after 2006 and two original members filed for bankruptcy, South Edge ceased making payments on the Loans.
On a quarterly basis, we assess the overall carrying value of long-lived assets such as inventory and investments in joint ventures. These analyses take into account in a comprehensive manner several factors that are specific to each such asset based on the information known to us at the time the analysis is made. At November 30, 2010, in assessing South Edge, we assumed that South Edge would pay off the Loans at a discount, own the underlying real property free of the Loans, and then sell the property. We assumed that the Loans would be paid off at a discount through negotiations with the lenders based on uncertainty regarding the enforcement of the guarantees and risks of litigation. We also assumed that South Edge would obtain financial support from the members and their respective parent companies, including us, to pay off the discounted debt. We also considered, among other things, the value of the land owned by South Edge given local market conditions, and a probability of loss from our potential obligations under our South Edge guarantees on a combined basis and under various scenarios. In addition, we considered our potential liability under the Lender Litigation and under the July 6, 2010 arbitration decision that are described in the Form 10-K, which involve the completion guaranty and other matters. The Springing Guaranty, together with the other guarantees we provided to the lenders, was a factor in this analysis because any obligations associated with these guarantees, if realized, would increase our South Edge investment and thereby impact our analysis of the overall carrying value. The Springing Guaranty, however, has never been the only focus of this analysis. Based on our analysis of the above-described factors as of November 30, 2010, we had a reserve of approximately $122 million relating to South Edge.
Because of the complex range of factors impacting the project, we determined at November 30, 2010 and at the time of filing the Form 10-K that we could not provide a meaningful range of potential outcomes with respect to the various development, litigation/arbitration and valuation matters involving South Edge, many of which had long been the subject of ongoing discussions and negotiations between and among the lenders and the South Edge members. Among the many factors considered were (a) whether the lenders would be successful in the Lender Litigation seeking to enforce completion guarantees and other claims, and also to force the South Edge members to undertake certain actions with respect to South Edge; (b) whether the lenders would be successful in their Chapter 11 involuntary bankruptcy petition against South Edge and, if so, in seeking to enforce the Springing Guaranty; (c) our potential liability to the lenders under our completion guaranty and/or the Springing Guaranty, or what we might have to pay to the lenders to be released from those guarantees; (d) how much South Edge’s debt would be reduced if payments were made on account of the various completion and/or repayment guarantees made by us, by the other parent companies of the South Edge members and by the South Edge members (including KB HOME Nevada Inc.); (e) our potential liability for certain damages arising from the July 6, 2010 arbitration decision; (f) the current value of the land owned by South Edge; (g) how the value of the land owned by South Edge might be impacted through a revised development plan, either outside of or as a part of a bankruptcy reorganization process if an order for relief were entered in the involuntary bankruptcy petition; (h) how a revised development plan could affect the total development costs of the project; and (i) the actions that might be taken in a bankruptcy by a Chapter 11 trustee if an order for relief were entered in the involuntary bankruptcy petition.
In light of the February 3, 2011 court decision, we are in the process of assessing the accounting for our potential obligations under the Springing Guaranty as well as reassessing the overall carrying value of South Edge, including potential enhancements to the project through a revised development plan. As the court decision has resolved or recast several of the factors described above, we anticipate that there may be changes to our reporting of our potential obligations under the Springing Guaranty and our valuation of South Edge, and that any such changes will be reflected in our Quarterly Report on Form 10-Q for the quarter ended February 28, 2011 and other future filings (as relevant).
* * *

We acknowledge that:
•	We are responsible for the adequacy and accuracy of the disclosure in the filing;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	We may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.
We believe this letter appropriately responds to each of the Staff’s comments and questions. If you have any further questions or comments, please do not hesitate to contact me at 310-231-4014, Brian J. Woram, our Executive Vice President, General Counsel and Corporate Secretary, at 310-231-4040, or William R. Hollinger, our Senior Vice President and Chief Accounting Officer, at 310-231-4028.
Sincerely,

/S/ JEFF J. KAMINSKI Jeff J. Kaminski Executive Vice President and Chief Financial Officer

cc:	Tricia Armelin, Staff Accountant Anne McConnell, Senior Staff Accountant Edward M. Kelly, Senior Counsel Dieter King, Senior Staff Attorney (U.S. Securities and Exchange Commission)

Brian J. Woram, Executive Vice President, General Counsel and Corporate Secretary William R. Hollinger, Senior Vice President and Chief Accounting Officer (KB Home)